SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries ("the Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche

New Orleans, Louisiana
June 29, 2005

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
INVESTMENTS:
Plan interest in Master Trust	$2,150,060,296	$1,929,804,546

Net Assets Available for Benefits	$2,150,060,296	$1,929,804,546

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2004

	Participant	Non-Participant
	Directed	Directed	Total
Additions to Net Assets attributed to:
Investment income:
Plan interest in Master Trust investment income	$ 157,065,055	$ 110,905,488	$ 267,970,543

Contributions:
Participant	81,968,615	-	81,968,615
Employer - net of forfeitures	30,731,012	-	30,731,012
Total contributions	112,699,627	-	112,699,627

Total additions	269,764,682	110,905,488	380,670,170

Deductions from Net Assets attributed to:
Payments to participants or beneficiaries	134,158,234	41,256,756	175,414,990
Deemed distributions of participant loans	1,901,403	-	1,901,403
Administrative fees	140,455	14,141	154,596
Total deductions	136,200,092	41,270,897	177,470,989

Net increase before transfers	133,564,590	69,634,591	203,199,181

Transfers:
Plans transferred in	13,045,029	3,515,930	16,560,959
Loans transferred in	495,610	-	495,610
Interfund transfers	132,900,237	(132,900,237)	-
Total transfers	146,440,876	(129,384,307)	17,056,569

Net increase (decrease)	280,005,466	(59,749,716)	220,255,750

Net Assets Available for Benefits
Beginning of Year	1,301,598,842	628,205,704	1,929,804,546
End of Year	$1,581,604,308	$ 568,455,988	$2,150,060,296

See Notes to Financial Statements.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Notes to Financial Statements

Note 1. General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Entergy Savings Plan summary plan description for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

The Entergy Savings Plan constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

    A profit sharing plan; and
    A stock bonus plan which constitutes an Employee Stock Ownership Plan (ESOP).

Plan amendments in 2004: The Entergy Savings Plan was amended in 2004 to (i) make certain technical revisions requested by the Internal Revenue Service in connection with issuing a favorable determination letter, (ii) comply with the Defense of Marriage Act, (iii) allow certain bargaining employees to take overtime pay into account solely for purposes of making deferral contributions and employee after-tax contributions, and (iv) recognize the merger of the Savings Plan of Entergy Corporation and Subsidiaries III into the Entergy Savings Plan, effective as of close of business on September 30, 2004.

The significant changes to the Entergy Savings Plan resulting from these amendments are described throughout this note.

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan's investment options, which are managed by its trustee or affiliates of its trustee, are:

    ESOP Entergy Corporation Stock Fund
    Stable Income Fund
    Balanced Fund
    Equity Income Fund
    Equity Index Trust
    Blue Chip Growth Fund
    New Horizons Fund
    New Income Fund
    International Stock Fund
    Retirement 2010 Fund
    Retirement 2020 Fund
    Retirement 2030 Fund
    Retirement 2040 Fund
    Retirement Income Fund
    Tradelink Participant-Directed Brokerage Accounts

In addition, the trustee manages the participant loan fund which is discussed below.

Eligibility: The Entergy Savings Plan is available to participating Entergy System Company employees as soon as administratively practicable following the employee's employment commencement date, including Pilgrim Bargaining Employees as of the close of business on September 30, 2004.

Contributions: Entergy Savings Plan contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their eligible earnings each pay period (basic contributions) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to 24% of their eligible earnings each pay period for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2004 was $13,000 per participant.

Effective February 1, 2004, the employer matching contribution for all non-bargaining and certain bargaining participants is equal to 70% of the participant's basic contribution. The employing Entergy System Company's matching contribution for other bargaining participants is equal to 75% of the participant's basic contribution if a participant's employer matching investment election was directed entirely to the Entergy Stock Fund; and employer matching contributions not directed entirely to the Entergy Stock Fund received matching contributions equal to 50% of the participant's basic contribution.

The Entergy Savings Plan provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, may be accepted under the Entergy Savings Plan as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

Effective February 1, 2004, the employer matching contributions for all non-bargaining and certain bargaining participants are invested as directed by participants. For other bargaining participants, the 50% matching contributions on participant-elected contributions were invested as directed by participants in accordance with the Entergy Savings Plan's investment options and the 75% matching contributions on participant-elected deferrals were invested in the Entergy Stock Fund.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions and company matching contributions.

In-service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental after-tax contributions, rollover contributions, and System Individual Retirement Accounts. Withdrawals may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant who has attained age 59-1/2 may withdraw all or a portion of the value from all sources in the Entergy Savings Plan. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan allows participants to either receive a cash distribution of their ESOP Entergy Stock Fund dividends or reinvest the dividends in the ESOP Entergy Stock Fund.

Employed participants may, with certain restrictions, transfer from the ESOP Entergy Stock Fund a portion of the amount credited to their ESOP accounts to other investment funds (or withdraw such amount, in the case of certain Tax Credit ESOP accounts) after the participant completes an 84-month holding period or after the participant reaches age 50 and completes 10 years of plan participation. The amount of in-service withdrawal is limited by provisions of the Code applicable to the ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the ESOP accounts are in the form of stock certificates, plus cash for the value of any fractional share, unless the participant makes a request to receive the withdrawal in the form of cash.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount, with a minimum of $1,000, from their eligible account up to a maximum of 50% of the balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Inactive accounts: Participants with an account balance of at least $5,000 (excluding rollovers) are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $373,513,987 at December 31, 2004 and $338,535,670 at December 31, 2003.

Forfeitures: All costs and expenses of administering the Entergy Savings Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by the remaining balance in the forfeiture account and then by Entergy Corporation. The residual amount in the forfeiture account, if any, is to reduce employer contributions. As of December 31, 2004 and 2003, the forfeiture account totaled approximately $1.3 million for both periods. During 2004, administrative expenses of $154,596 were paid out of the forfeiture account.

Transfers: As a result of the merger of Entergy Savings Plan III effective as of the close of business on September 30, 2004, assets totaling $16,557,602.58 were transferred into the Entergy Savings Plan and are included in plans transferred in on the Statement of Changes in Net Assets Available for Benefits.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Master Trust assets placed in the trust.

Concentration of credit risk: The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2004 and 2003 was $76,531,701 and $79,070,993, respectively. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2004, the contract value and the fair value of the SIC assets were $263,710,078 and $268,813,771, respectively. As of December 31, 2003, the contract value and the fair value of the SIC assets were $230,196,471 and $238,595,179, respectively. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity, and performance standards prescribed to mitigate the potential credit risk.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Refer to Note 8 to the Financial Statements for the reconciliation to the Form 5500.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 3. Investment Contracts With Insurance Companies

The Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the GICs and SICs was approximately 4.6% for 2004 and 4.7% for 2003. The crediting interest rates varied from 3.5% - 6.02% as of December 31, 2004 and from 3.5% - 6.03% as of December 31, 2003.

Note 4. Interest in Master Trust

The Entergy Savings Plan investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2004 and 2003, the Entergy Savings Plan's interest in the net assets of the Master Trust was approximately 95% for both periods.

The fair values of investments in the Master Trust as of December 31, 2004 and 2003 are as follows:

	2004	2003

Cash and cash equivalents	$31,858,475	$34,563,592
Common stock*	774,891,190	813,022,743
Mutual funds	862,823,520	655,332,839
Common trust funds	180,273,585	163,743,688
Guaranteed investment contracts	76,531,701	79,070,993
Synthetic investment contracts	263,710,078	230,196,472
Brokerage accounts	16,236,448	13,537,554
Loans to participants	46,015,475	45,581,740
	$2,252,340,472	$2,035,049,621

*As of December 31, 2004 and 2003, $568,595,107 and $632,932,725, respectively, of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation of investments in the Master Trust for the year ended December 31, 2004 are summarized as follows:

Dividend and interest income:

Common stock	$21,978,344
Mutual funds	15,767,153
Common trust funds	9,448
Loans to participants	2,769,126
$40,524,071

Net realized and unrealized appreciation of investments:

Common stock	$127,354,092
Mutual funds	77,150,156
Common trust funds	17,348,599
Synthetic investment contracts	14,608,870
Brokerage accounts	959,030
$237,420,747

Note 5. Tax Status

Entergy Savings Plan obtained its latest determination letter on December 24, 2003, in which the Internal Revenue Service stated that the Entergy Savings Plan was in compliance with the applicable requirements of the Code subject to the adoption of the proposed amendments submitted in June 2003. The Entergy Savings Plan has been amended since receiving the determination. However, the plan administrator and the plan's tax counsel believe, to the best of their knowledge, that the Entergy Savings Plan is currently designed and being operated in material compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.

Note 6. Entergy Savings Plan Termination

Although they have not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7. Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $67.59 and $57.13 per share at December 31, 2004 and 2003, respectively.

Note 8. Reconciliation to Form 5500

As of December 31, 2004, the Entergy Savings Plan had approximately $1.6 million of pending distributions to participants withdrawing all or a portion of their investments from the Entergy Savings Plan. These amounts will be recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following reconciles the financial statements to the Entergy Savings Plan Form 5500 for the plan year ended December 31, 2004 and 2003:

	Net Assets Available for Benefits		Benefits Paid
	2004	2003	2004
Per financial statements	$2,150,060,296	$1,929,804,546	$177,316,393
Pending distributions to participants	(1,580,754)	(23,921)	1,556,833
Per Form 5500	$2,148,479,542	$1,929,780,625	$178,873,226

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
Schedule of Assets (Held at End of Year)
As of December 31, 2004
Plan Sponsor: Entergy Corporation
E.I.N. 72-1229752 (Plan No. 003)

	Interest	Maturity		Current
Description	Rate	Date (a)	Cost	Value

Loans to participants*
(Bearing interest rates of prime +1% with terms of up to 20 years)	5% - 11.5%	05/22/1999-11/17/2024	N/A	$ 43,737,938

(a) Low maturity date loan was deemed distributed.

SIGNATURE

The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

By: /s/ Kevin Gardner Kevin Gardner Director, Human Resources Total Rewards

Dated: June 28, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendments No. 3 and 5A on Form S-8 and their related prospectuses to Registration Statement No. 33-54298 of Entergy Corporation on Form S-4 of our report dated June 29, 2005 appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries for the year ended December 31, 2004.

/s/ Deloitte & Touche

New Orleans, Louisiana
June 29, 2005